MTech Acquisition Holdings Inc.

10124 Foxhurst Court

Orlando, FL 32836

February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Legal Branch Chief

Re:	MTech Acquisition Holdings Inc.

Registration Statement on Form S-4

Filed January 25, 2019

File No. 333-228220

Dear Ms. Woo:

MTech Acquisition Holdings Inc. (the “Company”, “MTech Holdings” “we”, “us” or “our”) hereby amends the Registration Statement on Form S-4 (the “Registration Statement”) previously filed on January 25, 2019, to delete the following language from the cover page:

The Registration Statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

The Company hereby further amends the Registration Statement to add the following language to the cover page:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Scott Sozio
Scott Sozio, Chief Executive Officer

Cc:	Ellenoff Grossman & Schole LLP Graubard Miller